

December 23, 2016

Ann C. W. Green
Chief Financial Officer
Chase Packaging Corporation
106 West River Road
Rumson, New Jersey 07760

      Re: Chase Packaging Corporation
             Form 10-K for the Year Ended December 31, 2015
             Filed March 28, 2016
             File No. 000-21609

Dear Ms. Green:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Report of Independent Registered Public Accounting Form, page F-1

1. Your auditors state in the second paragraph of their report that they conducted their audits ``in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).´´ If true, please ask your auditors to revise their audit report to state that their audits were conducted in accordance with ``the standards of the Public Company Accounting Oversight Board (United States),´´ as required by the PCAOB Auditing Standard No. 1, since the standards of the PCAOB include not only auditing, but other types of standards. Please amend your filing accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Effie Simpson at 202-551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure